SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities and Exchange Act of 1934

(Amendment No. 2)*

Origen Financial, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

68619E 20 8

(CUSIP Number)

Robert Robotti
c/o Robotti & Company, Incorporated
52 Vanderbilt Avenue, 4th Floor
New York, New York 10017
212-986-4800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 18, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 13d-7 for other parties to whom copies are to be sent.

(Page 1 of 14 Pages).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D
CUSIP No. 68619E 20 8	Page 2 of 14 Pages

1.	Names of Reporting Persons. Robert E. Robotti

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)	[X]

3.	SEC Use Only

4.	Source of Funds
AF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
United States

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 520,755

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 520,755

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
520,755

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)
2.0%

14.	Type of Reporting Person (See Instructions)
IN, HC

Schedule 13D
CUSIP No. 68619E 20 8	Page 3 of 14 Pages

1.	Names of Reporting Persons. Robotti & Company, Incorporated

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)	[X]

3.	SEC Use Only

4.	Source of Funds
OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 520,755

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 520,755

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
520,755

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)
2.0%

14.	Type of Reporting Person (See Instructions)
CO, HC

Schedule 13D
CUSIP No. 68619E 20 8	Page 4 of 14 Pages

1.	Names of Reporting Persons. Robotti & Company, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)	[X]

3.	SEC Use Only

4.	Source of Funds
OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 14,575

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 14,575

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
14,575

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)
Less than 1%

14.	Type of Reporting Person (See Instructions)
OO, BD

Schedule 13D
CUSIP No. 68619E 20 8	Page 5 of 14 Pages

1.	Names of Reporting Persons. Robotti & Company Advisors, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)	[X]

3.	SEC Use Only

4.	Source of Funds
OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 506,180

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 506,180

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
506,180

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)
2.0%

14.	Type of Reporting Person (See Instructions)
OO, IA

Schedule 13D
CUSIP No. 68619E 20 8	Page 6 of 14 Pages

1.	Names of Reporting Persons. Kenneth R. Wasiak

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)	[X]

3.	SEC Use Only

4.	Source of Funds
AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
United States

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: -0-

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
-0-

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)
Less than 1%

14.	Type of Reporting Person (See Instructions)
IN, HC

Schedule 13D
CUSIP No. 68619E 20 8	Page 7 of 14 Pages

1.	Names of Reporting Persons. Ravenswood Management Company, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)	[X]

3.	SEC Use Only

4.	Source of Funds
AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: -0-

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
-0-

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)
Less than 1%

14.	Type of Reporting Person (See Instructions)
OO

Schedule 13D
CUSIP No. 68619E 20 8	Page 8 of 14 Pages

1.	Names of Reporting Persons. The Ravenswood Investment Company, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)	[X]

3.	SEC Use Only

4.	Source of Funds
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: -0-

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
-0-

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)
Less than 1%

14.	Type of Reporting Person (See Instructions)
PN

Schedule 13D
CUSIP No. 68619E 20 8	Page 9 of 14 Pages

1.	Names of Reporting Persons. Ravenswood Investments III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)	[X]

3.	SEC Use Only

4.	Source of Funds
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: -0-

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
-0-

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)
Less than 1%

14.	Type of Reporting Person (See Instructions)
PN

SCHEDULE 13D
CUSIP No. 68619E 20 8	Page 10 of 14 Pages

                 This Statement on Schedule 13D Amendment No. 2 (this "Statement") is filed on behalf of the Reporting Persons with the Securities and Exchange Commission (the "Commission").  This Statement amends the Statement of Beneficial Ownership on Schedule 13D relating to shares of the Common Stock, $0.01 par value (the "Common Stock"), of Origen Financial, Inc. (the "Issuer") filed on December 27, 2006 with the Commission as amended by Amendment No. 1 thereto, filed on February 27, 2007 with the Commission (as so amended, the "Amended Statement"), as specifically set forth herein.  Capitalized terms used herein and not otherwise defined herein shall have the same meanings ascribed to them in the Initial Statement.

Item 2.	Identity and Background

Item 2 of the Amended Statement is hereby amended and restated to read as follows:

                 (a), (b), (c) and (f).  This Statement is filed on behalf of Robert E. Robotti ("Robotti"), Robotti & Company, Incorporated ("ROBT"), Robotti & Company, LLC ("Robotti & Company"), Robotti & Company Advisors, LLC ("Robotti Advisors"), Kenneth R. Wasiak ("Wasiak"), Ravenswood Management Company, L.L.C. ("RMC"), The Ravenswood Investment Company, L.P.("RIC"), and Ravenswood Investments III, L.P. ("RI," and together with Robotti, ROBT, Robotti & Company, Robotti Advisors, Wasiak, RMC and RIC the "Reporting Persons").

               Mr. Robotti is a United States citizen whose principal occupation is serving as the president and treasurer of ROBT.  ROBT, a New York corporation, is the parent holding company of Robotti & Company and Robotti Advisors.  Robotti & Company, a New York limited liability company, is a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934, as amended ("Exchange Act").  Robotti Advisors, a New York limited liability company, is an investment advisor registered under the Investment Advisers Act of 1940, as amended.

               Mr. Wasiak, is a United States citizen whose principal occupation is serving as a consultant in the accounting firm of Pustorino, Puglisi & Company, P.C.  Each of Messrs. Robotti and Wasiak are Managing Member of RMC.  RMC, a New York limited liability company, is the general partner of RIC and RI.  RIC and RI, New York limited partnerships, are private investment partnerships engaged in the purchase and sale of securities for their own accounts.

               The address of each of the Reporting Persons other than Mr. Wasiak, RMC, RIC and RI is 52 Vanderbilt Avenue, New York, New York 10017.  RMC's, RIC's, and RI's address is 104 Gloucester Road, Massapequa, New York 11758.  Mr. Wasiak's business address is 515 Madison Avenue, New York, New York 10022.

                Executive Officers and Directors:

                In accordance with the provisions of General Instruction C to Schedule 13D, information concerning executive officers and directors of ROBT, Robotti & Company, and Robotti Advisors is included in Schedule A hereto and is incorporated by reference herein.

              (d) and (e).  None of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the persons set forth on Schedule A, has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Amended Statement is hereby amended and restated to read as follows:

                      The aggregate purchase price of the 14,575 shares of the Common Stock held by Robotti & Company is $79,492.54 (including brokerage fees and expenses).  All of the shares of Common Stock held by Robotti & Company were paid for using the personal funds of its discretionary customers.

SCHEDULE 13D
CUSIP No. 68619E 20 8				Page 11 of 14 Pages

                      The aggregate purchase price of the 506,180 shares of the Common Stock held by Robotti Advisors is $3,029,556.78 (including brokerage fees and expenses).  All of the shares of Common Stock held by Robotti Advisors were paid for using the personal funds of its clients.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Amended Statement is hereby amended and restated to read as follows:

(a)-(b) As of September 24, 2008, the aggregate number of shares of Common Stock and percentage of the outstanding Common Stock of the Issuer beneficially owned (i) by each of the Reporting Persons, and (ii) to the knowledge of the Reporting Persons, by each other person who may be deemed to be a member of a group, is as follows:

Reporting Person	Aggregate Number of Shares	Number of Shares: Sole Power to Vote or Dispose	Number of Shares: Shared Power to Vote or Dispose	Approximate Percentage*

Robotti (1)(2)(3)(4)(5)	520,755	0	520,755	2.01%
ROBT (1)(2)(3)	520,755	0	520,755	2.01%
Robotti & Company (1)(2)	14,575	0	14,575	**
Robotti Advisors (1)(3)	506,180	0	506,180	1.95%
Wasiak (1)	0	0	0	**
RMC (1)	0	0	0	**
RIC (1)	0	0	0	**
RI (1)	0	0	0	**

                     *  Based on 25,926,149 shares of Common Stock, $0.01 par value, outstanding as of August 1, 2008, as disclosed in the Issuer's Quarterly Report on Form 10-Q, for the quarter ended June 30, 2008.

                     **   Less than one percent.

              (1) Each of the Reporting Persons disclaims beneficial ownership of the securities held by any other Reporting Person or any other person named in the Schedule 13D.
              (2) Each of Mr. Robotti and ROBT share with Robotti & Company the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 14,575 shares of Common Stock owned by the discretionary customers of Robotti & Company.
              (3) Each of Mr. Robotti and ROBT share with Robotti Advisors the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 506,180 shares of Common Stock owned by the advisory clients of Robotti Advisors.

(c) The table below lists all the transactions in the Issuer's shares of Common Stock in the past sixty days by the Reporting Persons.  All such transactions were made by Robotti Advisors, RIC and RI in the open market.

Transactions in Shares Within the Past Sixty Days.

Party	Date of Purchase or Sale	Number of Shares of the Common Stock	Buy or Sell	Price Per Share

Robotti Advisors' Advisory Clients	08/28/2008	9,150	BUY	$1.50
Robotti Advisors' Advisory Clients	08/29/2008	3,200	SELL	$1.55

SCHEDULE 13D
CUSIP No. 68619E 20 8			Page 12 of 14 Pages

Robotti Advisors' Advisory Clients	09/09/2008	1,500	SELL	$1.8193
Robotti Advisors' Advisory Clients	09/18/2008	1,196,914	SELL	$1.4213
RIC	09/18/2008	548,658	SELL	$1.4214
RI	09/18/2008	217,178	SELL	$1.4214

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock owned by the Reporting Persons.

(e) As of September 18, 2008, the Reporting Persons ceased to be the beneficial owner of more than 5% of the Issuer's Common Stock.

Item 7.			Material to be Filed as Exhibits.

The following documents are filed herewith or have been previously filed:

1.             Joint Filing Agreement dated December 27, 2006 by and among Robert E. Robotti, Robotti & Company, Incorporated, Robotti & Company, LLC, Robotti & Company Advisors, LLC, Kenneth R. Wasiak, Ravenswood Management Company, L.L.C., and The Ravenswood Investment Company, L.P.

2.             Amended and Restated Joint Filing Agreement dated September 24, 2008 by and among Robert E. Robotti, Robotti & Company, Incorporated, Robotti & Company, LLC, Robotti & Company Advisors, LLC, Kenneth R. Wasiak, Ravenswood Management Company, L.L.C., The Ravenswood Investment Company, L.P., and Ravenswood Investments III, L.P.

(The remainder of this page was intentionally left blank)

SCHEDULE 13D
CUSIP No. 68619E 20 8			Page 13 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 24, 2008

Robotti & Company, Incorporated

	/s/ Robert E. Robotti	By:	/s/ Robert E. Robotti

	Robert E. Robotti		Name: Robert E. Robotti
Title: President and Treasurer

Robotti & Company, LLC		Robotti & Company Advisors, LLC

By:	Robotti & Company, Incorporated	By:	Robotti & Company, Incorporated

By:	/s/ Robert E. Robotti	By:	/s/ Robert E. Robotti

	Name: Robert E. Robotti		Name: Robert E. Robotti
	Title: President and Treasurer		Title: President and Treasurer

/s/ Kenneth R. Wasiak

Kenneth R. Wasiak

Ravenswood Management Company, L.L.C.		The Ravenswood Investment Company, L.P.

By:	/s/ Robert E. Robotti	By:	Ravenswood Management Company, L.L.C.

	Name: Robert E. Robotti		Its General Partner
Title: Managing Member

		By:	/s/ Robert E. Robotti

Name: Robert E. Robotti
Title: Managing Member

SCHEDULE 13D
CUSIP No. 339099 10 3	Page 14 of 14 Pages

Schedule A

The following table sets forth certain information concerning each of the directors and executive officers of the corporations named below as of the date hereof.  The business address of each person is:

Robotti & Company, Incorporated, Robotti & Company, LLC, and Robotti & Company Advisors, LLC

Name:	Robert E. Robotti
(Director, President, Treasurer)
Citizenship	U.S.A.
Principal Occupation:	President and Treasurer, Robotti & Company, Incorporated
Business Address:	52 Vanderbilt Avenue, New York, New York 10017

Name:	Joseph E. Reilly
(Director, Secretary)
Citizenship:	U.S.A.
Principal Occupation:	Director and Secretary, Robotti & Company, Incorporated
Business Address:	52 Vanderbilt Avenue, New York, New York 10017

Name:	Kenneth R. Wasiak
(Director)
Citizenship	U.S.A.
Principal Occupation:	Consultant, Pustorino, Puglisi & Co., P.C.
Business Address:	515 Madison Avenue, New York, New York 10022

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